February 10, 2006


By facsimile to (214) 659-4401 and U.S. Mail


Mr. Xiangqian Li
Chairman, President, and Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen, People`s Republic of China

RE:	China BAK Battery, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed February 3, 2005
File No. 333-130247

Dear Mr. Li:

      We reviewed the filing and have the comments below.

1. If applicable, comments on this registration statement are comments on the registration statement on Form SB-2 that was filed on
January 21, 2005, the annual report on Form 10-KSB that was filed on
December 30, 2005, and subsequent reports under the Exchange Act and vice versa.

Selling Stockholders, page 43

2. Refer to prior comments 2 and 3. Expand the disclosures in footnotes (10), (20), and (23) to describe briefly how the selling stockholders acquired the securities "prior to the consummation of the private placement on September 16, 2005" that are being offered for resale.

3. We are unable to locate the response to prior comment 4. Thus, we reissue the comment to disclose how China BAK Battery will use the proceeds that it will receive upon the warrants` exercise.
4. Refer to prior comment 7. As requested previously, clarify in footnotes (7) and (12) whether Messrs. David Hokin and Alec Litowitz have sole or shared voting and investment control over the securities. If Messrs. Hokin and Litowitz share voting and investment control, identify the natural person or persons with whom each shares the control.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, China BAK Battery may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If China BAK
Battery thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since China BAK Battery and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If China BAK Battery requests acceleration of the registration statement`s effectiveness, China BAK Battery should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve China BAK Battery from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* China BAK Battery may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that China BAK Battery provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Nevada Agency and Trust Company
	Agent for Service, China BAK Battery, Inc., f/k/a Medina
Coffee,
Inc.
	50 West Liberty Street, Suite 880
	Reno, NV 89501

	Robin Bradford, Esq.
	Andrews Kurth LLP
	1717 Main Street, Suite 3700
	Dallas, TX 75201



Mr. Xiangqian Li
February 10, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE